UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lion Biotechnologies, Inc.

File No. 1-36860 – CF #34106

_____

Lion Biotechnologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q on August 9, 2016.

Based on representations by Lion Biotechnologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3   through   December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary